April 9, 2013

Via EDGAR and Hand Delivery

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attn: David L. Orlic

Re:	MakeMusic, Inc. Solicitation/Recommendation Statement on Schedule 14D-9

Filed on March 22, 2013

File No. 005-50055

Rule 13e-3 Transaction Statement on Schedule 13E-3

Filed on March 25, 2013

File No. 005-50055

Dear Mr. Orlic:

On behalf of MakeMusic, Inc. (the “Company”), we are responding to the Staff’s comment letter, dated April 1, 2013, regarding the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, filed March 22, 2013 (the “Schedule 14D-9”) and the Company’s Rule 13e-3 Transaction Statement on Schedule 13E-3, filed March 25, 2013 (the “Schedule 13E-3”).

Please note that the Company today filed with the Commission Amendment No. 2 to the Schedule 14D-9 (“Amendment No. 2”). Please note that we have separately provided the Staff with a copy of the Amendment No. 2 which has been marked to show changes made to the Schedule 14D-9 since it was initially filed with the Commission.

In order to facilitate the Staff’s review, the Staff’s comment is repeated and numbered below in boldface and italicized print. The Company’s response is provided immediately below the comment.

Schedule 14D-9

General

1.	Please provide the disclosure required by Item 1014(d) of Regulation M-A.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 20 of Amendment No. 2.

The Merger Agreement, page 5

2.	We note your disclosure that the merger agreement is not intended to modify or supplement any factual disclosures. We also note disclosure that the merger agreement and the summary of terms are not intended to be, and should not be relied upon as, disclosure regarding any facts and circumstances, and that the representations and warranties were made solely for purposes of the merger and should not be relied on as matters of fact. Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 5 of Amendment No. 2.

Activities in 2012 to Present, page 7

3.	We note the reference to updated projections on page 11. Please disclose all projections that are materially related to the Rule 13e-3 transaction, including preliminary projections.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see pages 9 and 31 and 32 of Amendment No. 2.

4.	Please quantify the “reductions in estimated professional fees” discussed on February 15, 2013.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 13 of Amendment No. 2.

5.	Please file the exclusivity agreement discussed on page 12, or tell us why you believe that this is not required.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment to add the requested exhibit. Please see pages 13 and 39 of the Amendment No. 2 and exhibit (e)(22) to the Amendment No. 2. The Company notes that it has filed an Amendment No. 2 to the Schedule 13E-3 that adds the requested exhibit as exhibit (d)(22) to the Schedule 13E-3.

6.	Please quantify the severance payments, transaction costs, and the deductible discussed at the meeting on February 28, 2013 that resulted in a drop in price. Please also describe and quantify the “additional costs” discussed on March 2, 2013.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 13 of Amendment No. 2. The Company advises the staff that the “additional costs” discussed on March 2, 2013 were the same severance payments, transaction costs, and the deductible discussed at the meeting on February 28, 2013.

7.	Please disclose the specific modifications to Ms. VanDerBosch’s existing employment arrangement discussed on March 6, 2013.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 14 of Amendment No. 2.

Expected Benefits of the Offer and the Merger, page 14

8.	Please quantify the public company costs referred to on page 15.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 16 of Amendment No. 2.

Liquidation Value; Net Book Value; Other Factors Not Considered, page 18

9.	Please quantify the net book value that was not considered by the Special Planning Committee.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 19 of Amendment No. 2.

The MakeMusic Board, page 19

10.	The fairness determination speaks as to MakeMusic and its shareholders. Please revise so that this disclosure addresses substantive and procedural fairness to unaffiliated shareholders. See Item 1014(a) of Regulation M-A.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 20 of Amendment No. 2.

Other, page 23

11.	Please disclose why the financial advisor did not consider the results of the premiums paid analysis.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see page 25 of Amendment No. 2.

12.	Please summarize the initial presentation by the financial advisor dated February 2013 and filed as exhibit (c)(23) to the Schedule 13E-3.

Response: The Company has revised the Schedule 14D-9 in response to the Staff’s comment. Please see pages 12 and 25 and 26 of Amendment No. 2.

The Company has separately filed a letter with the requested representations.

If we can be of any assistance to the Staff in explaining these responses, please let us know. Please call me at (612) 492-7032 to discuss any additional questions or comments you might have.

Sincerely,

/s/ David C. Grorud
David C. Grorud

Direct Dial: 612.492.7032
Email: dgrorud@fredlaw.com

cc:	Karen L. VanDerBosch (MakeMusic, Inc.) Jonathan Deblinger (Olshan Frome Wolosky LLP) Ron Berenblat (Olshan Frome Wolosky LLP) Andrew C. Stephens (LaunchEquity Partners, LLC)